Exhibit 99.1

Ctrip Reports Unaudited Second Quarter of 2015 Financial Results

Shanghai, China, August 3, 2015 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2015.

Highlights for the Second Quarter of 2015

•                      Net revenues were RMB2.53 billion (US$408 million) for the second quarter of 2015, up 47% year-on-year.

•                      Net commission earned (non-GAAP) was Rmb2.49 billion for the second quarter, up 45% year-on-year. Net commission earned (non-GAAP) is calculated by deducting from the revenues the cost of transactions where the Company undertakes majority of the business risks, including the inventory risks*. The Company accounts for discount offered to the customers as reduction to its revenues, and certain significant discount may result in selling price lower than cost.

•                      Accommodation reservation volume increased 55% year-on-year, and accommodation reservation revenues increased 47% year-on-year, reaching RMB1.1 billion (US$178 million) for the second quarter of 2015.

•                      Transportation ticketing volume increased 106% year-on-year, and transportation ticketing revenues increased 45% year-on-year, reaching RMB1.1 billion (US$170 million) for the second quarter of 2015.

•                      Gross margin was 71% for the second quarter of 2015, compared to 72% in the same period in 2014, and 70% in the previous quarter.

•                      Net income attributable to Ctrip’s shareholders was RMB143 million (US$23 million) for the second quarter of 2015, compared to RMB135 million (US$22 million) in the same period in 2014. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB296 million (US$48 million), compared to RMB246 million (US$40 million) in the same period in 2014.

•                      Diluted earnings per ADS were RMB0.90 (US$0.15) for the second quarter of 2015. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.86 (US$0.30) for the second quarter of 2015.

•                      Share-based compensation charges were RMB153 million (US$25 million), accounting for 6% of the net revenues, or RMB0.96 (US$0.15) per ADS for the second quarter of 2015.

“We saw continued robust growth across all business lines,” said James Liang, Chairman of the Board and Chief Executive Officer of Ctrip. “Both our accommodation reservation and transportation ticketing businesses reached record-high revenues of over RMB1 billion, a landmark achievement in China’s online travel industry. Accommodation reservation, air ticketing and transportation ticketing maintained strong year-over-year volume growth of 55%, 60% and 106% respectively, with high revenue quality and sales and marketing efficiency. Such performance, coupled with increased revenue generation and improved cost control of our new businesses, has allowed us to remain the most profitable travel company in China. We will continue to enhance our core competencies, strengthen our leadership and strive for a balance between investment and profitability in the coming quarters.”

* The Company presents the revenue on a net basis. Revenues are recognized at gross basis when the Company undertakes the majority of the business risks and acts as principal. In the second quarter of 2015, the Company recognized the revenue on gross basis of RMB 0.05 billion and associated cost of RMB0.04 billion. Should all these transactions being presented on net basis, the net commission earned was RMB2.49 billion.

Second Quarter of 2015 Financial Results and Business Updates

For the second quarter of 2015, Ctrip reported total revenues of RMB2.7 billion (US$430 million), representing a 46% increase from the same period in 2014. Total revenues for the second quarter of 2015 increased by 9% from the previous quarter.

Accommodation reservation revenues amounted to RMB1.1 billion (US$178 million) for the second quarter of 2015, representing a 47% increase year-on-year, primarily driven by an increase of 55% in accommodation reservation volume. Accommodation reservation revenues increased by 16% quarter-on-quarter.

Transportation ticketing revenues for the second quarter of 2015 were RMB1.1 billion (US$170 million), representing a 45% increase year-on-year, primarily driven by an increase of 106% in ticketing volume. Transportation ticketing revenues increased by 11% quarter-on-quarter.

Packaged-tour revenues for the second quarter of 2015 were RMB329 million (US$53 million), representing a 61% increase year-on-year, primarily driven by an increase in volume growth of organized tours and self-guided tours. Packaged-tour revenues decreased by 17% quarter-on-quarter, primarily due to seasonality.

Corporate travel revenues for the second quarter of 2015 were RMB121 million (US$19 million), representing a 34% increase year-on-year, primarily driven by the increased corporate travel demand from business activities. Corporate travel revenues increased by 30% quarter-on-quarter, primarily due to seasonality.

For the second quarter of 2015, net revenues were RMB2.5 billion (US$408 million), representing a 47% increase from the same period in 2014. Net revenues for the second quarter of 2015 increased by 9% from the previous quarter.

Gross margin was 71% for the second quarter of 2015, compared to 72% in the same period in 2014 and 70% in the previous quarter.

Product development expenses for the second quarter of 2015 increased by 66% to RMB797 million (US$128 million) from the same period in 2014, primarily due to an increase in product development personnel related expenses. Product development expenses for the second quarter of 2015 decreased by 1% from the previous quarter. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 29% of the net revenues, increased from 25% in the same period in 2014 and decreased from 32% in the previous quarter.

Sales and marketing expenses for the second quarter of 2015 increased by 42% to RMB679 million (US$109 million) from the same period in 2014, primarily due to an increase in sales and marketing related activities. Sales and marketing expenses for the second quarter of 2015 decreased by 6% from the previous quarter. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 26% of the net revenues, decreased from 27% in the same period in 2014 and 30% in the previous quarter.

General and administrative expenses for the second quarter of 2015 increased by 34% to RMB261 million (US$42 million) from the same period in 2014 primarily due to an increase in amortization expenses for intangible assets of newly acquired entities and other office expenses. General and administrative expenses for the second quarter of 2015 increased by 1% from the previous quarter. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 8% of the net revenues, remained consistent with the same period in 2014 and the previous quarter.

Income from operations for the second quarter of 2015 was RMB61 million (US$10 million), compared to RMB91 million (US$15 million) in the same period in 2014 and loss from operations of RMB180 million (US$29 million) in the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB214 million (US$35 million), compared to RMB202 million (US$33 million) in the same period in 2014 and loss from operations of RMB21 million (US$3 million) in the previous quarter.

Operating margin was 2% for the second quarter of 2015, compared to 5% in the same period in 2014, and -8% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 8%, compared to 12% in the same period in 2014 and -1% in the previous quarter.

Income tax expense for the second quarter of 2015 was RMB31 million (US$5 million), compared to income tax expense of RMB47 million (US$8 million) in the same period of 2014 and RMB6 million (US$1 million) in the previous quarter.

Net income attributable to Ctrip’s shareholders for the second quarter of 2015 was RMB143 million (US$23 million), compared to RMB135 million (US$22 million) in the same period in 2014 and net loss attributable to Ctrip’s shareholders of RMB126 million (US$20 million) in the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB296 million (US$48 million), compared to RMB246 million (US$40 million) in the same period in 2014 and RMB33 million (US$5 million) in the previous quarter.

Diluted earnings per ADS were RMB0.90 (US$0.15) for the second quarter of 2015. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.86 (US$0.30) for the second quarter of 2015.

As of June 30, 2015, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB20.5 billion (US$3.3billion).

Recent Development

As of August 3, 2015, Ctrip had purchased approximately 20 million ADSs in aggregate with a total consideration of US$474 million.

Business Outlook

For the third quarter of 2015, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 45-50%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on August 3, 2015 (or 8:00AM on August 4, 2015 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.800.230.3019, International dial-in number +1.617.597.5413, Passcode 40828276#. For pre-registration, please click

https://www.theconferencingservice.com/prereg/key.process?key=PR96NW7LY.

A telephone replay of the call will be available after the conclusion of the conference call until August 10, 2015.  The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 50047076.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” for 2015 and 2014. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12928
Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	5,300,887,799	12,923,666,794	2,084,462,386
Restricted cash	836,394,951	1,167,673,256	188,334,396
Short-term investment	6,438,854,587	6,401,326,452	1,032,472,008
Accounts receivable, net	1,826,765,949	2,708,586,983	436,868,868
Prepayments and other current assets	2,480,276,272	3,223,484,751	519,916,895
Deferred tax assets, current	193,503,366	271,169,275	43,736,980

Total current assets	17,076,682,924	26,695,907,511	4,305,791,533

Long-term deposits and prepayments	306,661,011	415,450,333	67,008,118
Land use rights	104,568,868	103,719,867	16,729,011
Property, equipment and software	5,220,626,461	5,351,060,515	863,074,277
Investment	5,318,756,447	8,558,036,064	1,380,328,397
Goodwill	1,892,507,708	2,535,966,703	409,026,888
Intangible assets	668,202,371	1,063,545,732	171,539,634
Other long-term receviables	702,911,223	1,018,119,578	164,212,835

Total assets	31,290,917,013	45,741,806,303	7,377,710,693

LIABILITIES
Current liabilities:
Short-term Debt *	3,560,488,641	5,924,906,000	955,630,000
Accounts payable	2,304,111,525	3,794,225,569	611,971,866
Salary and welfare payable	525,157,105	694,199,366	111,967,640
Taxes payable	339,452,319	416,539,458	67,183,784
Advances from customers	3,937,477,522	4,767,922,969	769,019,834
Accrued liability for customer reward program	430,852,908	542,975,155	87,576,638
Other payables and accruals	1,617,162,761	1,546,024,508	249,358,789

Total current liabilities	12,714,702,781	17,686,793,025	2,852,708,551

Deferred tax liabilities, non-current	132,506,644	213,202,920	34,387,568
Long-term Debt	8,065,980,000	16,430,000,000	2,650,000,000

Total liabilities	20,913,189,425	34,329,995,945	5,537,096,119

SHAREHOLDERS’ EQUITY
Share capital	3,085,272	3,122,255	503,590
Additional paid-in capital	4,828,021,816	5,000,430,292	806,521,015
Statutory reserves	134,098,747	134,098,747	21,628,830
Accumulated other comprehensive income	443,579,376	889,959,877	143,541,916
Retained Earnings	5,726,024,997	5,742,816,738	926,260,764
Treasury stock	(1,605,630,913)	(2,071,146,999)	(334,055,968)

Total Ctrip’s shareholders’ equity	9,529,179,295	9,699,280,910	1,564,400,147

Noncontrolling interests	848,548,293	1,712,529,448	276,214,427

Total shareholders’ equity	10,377,727,588	11,411,810,358	1,840,614,574

Total liabilities and shareholders’ equity	31,290,917,013	45,741,806,303	7,377,710,693

* Short-term Debt represents short-term borrowings from commercial banks and Convertible Senior Notes which may be redemeed within one year

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Accommodation reservation **	752,565,453	951,779,930	1,104,440,783	178,135,610
Transportation ticketing ***	725,513,462	947,907,791	1,052,550,664	169,766,236
Packaged tour	205,141,896	395,912,244	329,373,989	53,124,837
Corporate travel	90,442,575	92,713,417	120,746,346	19,475,217
Others	45,842,408	54,989,178	58,377,132	9,415,666

Total revenues	1,819,505,794	2,443,302,560	2,665,488,914	429,917,566

Less: business tax and related surcharges	(97,244,864)	(128,526,318)	(138,352,668)	(22,314,946)

Net revenues	1,722,260,930	2,314,776,242	2,527,136,246	407,602,620

Cost of revenues	(478,601,393)	(704,606,314)	(730,019,031)	(117,745,005)

Gross profit	1,243,659,537	1,610,169,928	1,797,117,215	289,857,615

Operating expenses:
Product development *	(479,262,194)	(808,446,542)	(796,503,880)	(128,468,368)
Sales and marketing *	(479,274,011)	(722,504,606)	(678,719,875)	(109,470,948)
General and administrative *	(194,203,673)	(259,486,138)	(261,010,168)	(42,098,414)

Total operating expenses	(1,152,739,878)	(1,790,437,286)	(1,736,233,923)	(280,037,730)

Income/(loss) from operations	90,919,659	(180,267,358)	60,883,292	9,819,885

Interest income ****	83,277,622	62,633,910	136,364,251	21,994,234
Interest expense ****	(33,693,033)	(53,078,347)	(58,841,079)	(9,490,497)
Other income/(expense)	5,265,556	(15,496,474)	11,924,843	1,923,362

Income/(loss) before income tax expense and equity in income	145,769,804	(186,208,269)	150,331,307	24,246,984

Income tax expense	(47,090,068)	(6,289,394)	(31,322,795)	(5,052,064)
Equity in income/(loss) of affiliates	13,215,687	9,391,560	(20,479,317)	(3,303,116)

Net income/(loss)	111,895,423	(183,106,103)	98,529,195	15,891,804

Less: Net loss attributable to noncontrolling interests	22,992,757	57,119,422	44,249,227	7,136,972

Net income/(loss) attributable to Ctrip’s shareholders	134,888,180	(125,986,681)	142,778,422	23,028,776

Comprehensive income/(loss) attributable to Ctrip’s shareholders	260,740,944	(245,666,783)	708,839,025	114,328,875

Earnings per ordinary share
- Basic	3.97	(3.58)	4.01	0.65
- Diluted	3.51	(3.58)	3.61	0.58

Earnings per ADS
- Basic	0.99	(0.90)	1.00	0.16
- Diluted	0.88	(0.90)	0.90	0.15

Weighted average ordinary shares outstanding
- Basic	33,952,472	35,178,644	35,646,304	35,646,304
- Diluted	39,339,689	35,178,644	39,940,625	39,940,625

* Share-based compensation charges included are as follows:
Product development	41,555,508	69,471,054	71,542,652	11,539,137
Sales and marketing	11,715,564	17,634,267	16,189,635	2,611,231
General and administrative	58,066,756	71,805,377	65,361,658	10,542,203

** Accommodation reservation revenues mainly represent revenues from reservations of hotels, hostels, vacation rentals and other accommodation related services.

*** Transportation ticketing revenues mainly represent revenues from reservations of air tickets, railway tickets and other transportation related services.

**** Interest expenses are separately presented and have been reclassified from interest income, net with no effect on net income or retained earnings.

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended June 30, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(796,503,880)	32%	71,542,652	3%	(724,961,228)	29%
Sales and marketing	(678,719,875)	27%	16,189,635	1%	(662,530,240)	26%
General and administrative	(261,010,168)	10%	65,361,658	2%	(195,648,510)	8%
Total operating expenses	(1,736,233,923)	69%	153,093,945	6%	(1,583,139,978)	63%

Income/(loss) from operations	60,883,292	2%	153,093,945	6%	213,977,237	8%

Net income/(loss) attributable to Ctrip’s shareholders	142,778,422	6%	153,093,945	6%	295,872,367	12%

Diluted earnings per ordinary share (RMB)	3.61		3.80		7.41

Diluted earnings per ADS (RMB)	0.90		0.96		1.86

Diluted earnings per ADS (USD)	0.15		0.15		0.30

	Quarter Ended March 31, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(808,446,542)	35%	69,471,054	3%	(738,975,488)	32%
Sales and marketing	(722,504,606)	31%	17,634,267	1%	(704,870,339)	30%
General and administrative	(259,486,138)	11%	71,805,377	3%	(187,680,761)	8%
Total operating expenses	(1,790,437,286)	77%	158,910,698	7%	(1,631,526,588)	70%

Income from operations	(180,267,358)	-8%	158,910,698	7%	(21,356,660)	-1%

Net income attributable to Ctrip’s shareholders	(125,986,681)	-5%	158,910,698	7%	32,924,017	2%

Diluted earnings per ordinary share (RMB)	(3.58)		4.52		0.94

Diluted earnings per ADS (RMB)	(0.90)		1.13		0.23

Diluted earnings per ADS (USD)	(0.15)		0.19		0.04

	Quarter Ended June 30, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(479,262,194)	28%	41,555,508	2%	(437,706,686)	25%
Sales and marketing	(479,274,011)	28%	11,715,564	1%	(467,558,447)	27%
General and administrative	(194,203,673)	11%	58,066,756	3%	(136,136,917)	8%
Total operating expenses	(1,152,739,878)	67%	111,337,828	6%	(1,041,402,050)	60%

Income from operations	90,919,659	5%	111,337,828	6%	202,257,487	12%

Net income attributable to Ctrip’s shareholders	134,888,180	8%	111,337,828	6%	246,226,008	14%

Diluted earnings per ordinary share (RMB)	3.51		2.83		6.34

Diluted earnings per ADS (RMB)	0.88		0.70		1.58

Diluted earnings per ADS (USD)	0.14		0.12		0.26

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.2 on June 30, 2015 published by the Federal Reserve Board.